SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2006

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2006, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated October 30, 2006, entitled "ABRIDGED REPORT AND NOTICE OF ANNUAL GENERAL MEETING"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 31, 2006

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")

ABRIDGED REPORT AND NOTICE OF ANNUAL GENERAL MEETING

ABRIDGED REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2006

Further to the provisional condensed annual financial statements
published on 21 September 2006 ("the provisional results")
relating to the financial year ended 30 June 2006, shareholders
are advised that the annual report will be posted to shareholders
on 30 October 2006.

Since the publication of the provisional results, headline loss
changed as a result of the exclusion of a R6.4 million profit on
disposal of mining assets from the calculation of headline loss.
This change has been made to the audited financial statements for
the year ending 30 June 2006.

The financial statements below have been prepared by management in
accordance with International Financial Reporting Standards
("IFRS").

KPMG's unmodified audit report on the abridged IFRS financial
statements contained in this announcement of annual results is
available for inspection at the company's registered office.

GROUP INCOME STATEMENTS

INCOME STATEMENT

FOR THE YEARS ENDING: (Audited)	JUNE 2006 (R 000)	JUNE 2005 (R 000)
Continuing operations		
Revenue	1 599 994	1 151 901
Cost of sales	(1 574 910)	(1 010 534)
Cash cost	(1 383 089)	(843 938)
Depreciation	(150 632)	(133 072)
Retrenchment costs	(5 626)	(26 141)
Movement in provision for environmental rehabilitation	(39 069)	(18 069)
Movement in gold in progress	3 506	10 686
Gross profit	25 084	141 367
Profit/(loss) on derivative instruments	34 614	(1 250)

Impairments	118 538	(76 226)
Administration and general costs	(131 383)	(156 253)
Share of loss of associates	(151 963)	(77 749)
Operating loss before investment and finance expenses	(105 110)	(170 111)
Investment income	43 061	(32 061)
Finance expenses	(46 339)	(35 945)
Loss before taxation	(108 388)	(238 117)
Income tax expense	(24 392)	(15 529)
Loss after taxation but before discontinued operation	(132 780)	(253 646)
Minority interest	4 369	(11)
Loss for the year attributable to ordinary shareholders	(128 411)	(253 657)
Basic and diluted loss per ordinary share(cents)	(41)	(98)

INCOME STATEMENT FOR THE YEARS ENDING: (Audited)	JUNE 2006 (R 000)	JUNE 2005 (R 000)
Discontinued operations		
Revenue	–	516 661
Cost of sales	–	(651 852)
Cash cost	–	(635 855)
Depreciation	–	(5 856)
Retrenchment costs	–	(1 391)
Movement in provision for environmental rehabilitation	–	(6 366)
Movement in gold in progress	–	(2 384)
Gross loss	–	(135 191)
Impairments	–	(213 379)
Administration and general costs	–	(9 362)
Operating loss before investment income and finance expenses	–	(357 932)
Investment income	–	1 992
Finance expenses	–	(438)
Loss before taxation	–	(356 378)
Income tax expense	–	–
Loss after taxation	–	(356 378)
Profit from discontinued operations	18 322	65 243
Loss for the year attributable to ordinary shareholders	18 322	(291 135)

INCOME STATEMENT FOR THE YEARS ENDING: (Audited)	JUNE 2006 (R 000)	JUNE 2005 (R 000)
Total operations		
Revenue	1 599 994	1 668 562
Cost of sales	(1 574 910)	(1 662 386)
Cash cost	(1 383 089)	(1 479 793)
Depreciation	(150 632)	(138 928)
Retrenchment costs	(5 626)	(27 532)

Movement in provision for environmental rehabilitation	(39 069)	(24 435)
Movement in gold in progress	3 506	8 302
Gross profit	25 084	6 176
Profit/(loss) on derivative Instruments	34 614	(1 250)
Impairments	118 538	(289 605)
Administration and general costs	(131 383)	(165 615)
Share of loss of associates	(151 963)	(77 749)
Operating loss before investment income and finance expense	(105 110)	(528 043)
Investment income	43 061	(30 069)
Finance expenses	(46 339)	(36 383)
Loss before taxation	(108 388)	(594 495)
Income tax expense	(24 392)	(15 529)
Loss after taxation but before discontinued operation	(132 780)	(610 024)
Profit from discontinued operation	18 322	65 243
Loss for the year	(114 458)	(544 781)
Minority interest	4 369	(11)
Loss for the year attributable to ordinary shareholders	(110 089)	(544 792)
Basic and diluted loss per ordinary share (cents)	(35)	(211)
Headline and diluted loss per ordinary share (cents)	(110)	(125)

RECONCILIATION OF HEADLINE LOSS

Net loss per income statement	(110 089)	(544 792)
Less: (Profit)/loss on sale of mining assets	(6 537)	(11)
Profit on sale of investment	(89 491)	(3 000)
Gain on discontinued operation	(18 322)	(65 243)
Add: Impairment of mining assets, investments and goodwill	(118 538)	289 605
Headline loss	(342 977)	(323 441)

RESTATEMENT OF HEADLINE EARNINGS PER SHARE AND DILUTED HEADLINE EARNINGS PER SHARE

	JUNE 2006 (Cents)	JUNE 2005 (Cents)
Headline and diluted loss per ordinary share as previously reported	(108)	(125)
Adjustment for:		
- profit on disposal of mining assets	(2)	-
Headline and diluted loss per ordinary share as restated	(110)	(125)

CHANGES IN SHAREHOLDERS' INTEREST ABRIDGED
(Audited)

Shareholders' interest at the beginning of the year	483 094	456 851

Share capital issued:		
- for cash	199 870	421 569
- for staff options exercised	3 468	378
- share issue expenses	(6 944)	(27 159)
- for acquisitions	126 489	101 131
- share-based payments	13 341	10 508
Foreign exchange gain on translation	78 762	58 764
Loss for the year	(110 089)	(544 792)
Minority interest	227 281	5 844
Shareholders' interest at the end of the year	1 015 272	483 094

GROUP BALANCE SHEETS AS AT (Audited)	JUNE 2006 (R 000)	JUNE 2005 (R 000)
ASSETS		
Non-current assets	2 174 486	1 098 029
Property, plant and equipment	1 850 596	731 590
Non-current investments and other assets	99 308	48 041
Investments in associates	–	103 212
Non-current inventories	219 258	215 186
Deferred mining and income taxes	5 324	–
Current assets	820 588	401 403
Inventories	208 759	110 669
Accounts receivables	102 098	49 542
Financial assets	20 770	–
Cash and equivalents	488 961	241 192
Non-current assets classified as held for sale	15 000	–
Total assets	3 010 074	1 499 432
EQUITY AND LIABILITIES		
Equity	1 015 272	483 094
Shareholders' equity	782 147	477 250
Minority shareholders' interest	233 125	5 844
Non-current liabilities	847 001	691 546
Provision for environmental rehabilitation	322 308	138 582
Post-retirement and other employee benefits	24 389	–
Deferred mining and income taxes	97 338	82 732
Long-term liabilities	402 966	466 554
Financial liabilities	–	3 678
Current liabilities	1 147 801	324 792
Accounts payable and accrued liabilities	370 633	211 577
Short-term liabilities	556 943	64 685
Provisions	2 515	2 159
Financial liabilities	183 370	–
Taxation payable	31 930	37 217
Bank overdraft	2 410	9 154
Total equity and liabilities	3 010 074	1 499 432

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GROUP CASH FLOW STATEMENT
FOR THE YEARS ENDING                     JUNE 2006         JUNE 2005
(Audited)                                 (R 000)           (R 000)


Net cash outflow
 from operating activities               (21 501)         (124 600)
Net cash outflow from investing
 activities                             (238 933)         (213 621)
Net cash inflow
 from financing activities               452 310           433 553
Net increase/(decrease)in cash
 and cash equivalents                    191 876            95 332
Opening cash and equivalents             232 038           129 421
Foreign exchange movements                62 637             7 285
Closing cash and cash equivalents        486 551           232 038
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NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of DRDGOLD
shareholders will be held at 11:00 (South African time) on Friday,
8 December 2006 at EBSCO House 4, 299 Pendoring Avenue,
Blackheath, Randburg to transact such business as is set out in
the notice of annual general meeting that has been issued together
with the annual report for the year ended 30 June 2006.

30 October 2006
Johannesburg

Sponsor
Standard Bank